Exhibit 3.19

CERTIFICATE OF FORMATION

OF

GB TOOLS & SUPPLIES, LLC

* * *

This Certificate of Formation of GB Tools & Supplies, LLC (the “Company”), is being executed and filed by the undersigned, as an authorized person, for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act.

1. The name of the limited liability company is GB Tools & Supplies, LLC.

2. The Company’s registered office in the State of Delaware is located at 160 Greentree Drive, Suite 101, Dover, Delaware 19904, County of Kent. The registered agent of the Company for service of process at such address is National Registered Agents, Inc.

3. This Certificate of Formation shall become effective as of the date of filing this Certificate of Formation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 26th day of August, 2009.

/s/ Kathleen Edwards
Kathleen Edwards
Authorized Person